PRESS RELEASE

TARSIS RESOURCES LTD.

July 17, 2014	(TSXV: TCC)

Tarsis Provides Update on Continuing Exploration at Yago Gold-Silver Project, Mexico

Tarsis Resources Ltd. (TSXV: TCC) (“Tarsis” and “the Company”) is pleased to provide an update on its continued exploration at the Yago project located in Mexico. The Yago project features gold and silver mineralization within a low-sulphidation epithermal environment. The project hosts three significant centers of mineralization within a 15 by 15 km area. Tarsis follows the prospect generator business model and is carrying out this exploration to upgrade the project as part of its efforts to attract an option partner.

Mapping and Sampling

Preliminary mapping and sampling has been carried out along the La Tejona Trend, over approximately 1,600 m, primarily focusing on historically documented outcrops with little to no recorded sample data. In general, most textures observed are indicative of a high-level environment which is interpreted to represent excellent preservation of the epithermal system.

Mapping and prospecting has identified at least four different structural orientations within the trend. The most common orientation strikes northeast to north-northeast with steep easterly dips. This orientation is similar to the vein zones at La Sarda, 7 km to the north where significant underground development was implemented intermittently between the early 1900’s and as recently as 2000.

In the central and southern portions of the La Tejona Trend, the main structural zones are marked by a series of parallel high-level opalescent silica boulder trains with lesser crustiform banded silica and hematitic breccias. The best exposures occur within the highest elevation portions of the ridge system defining the structural trend. Two main silica trains are apparent ranging from tens of cm thick to roughly 10 m thickness. They are approximately 100 m apart and have been traced along strike intermittently for 550 m. Narrower veins, less than a meter in thickness, occur between the two main zones and on either side. In general, the narrower veins between the larger opalescent silica trains, exhibit more gold-bearing favorable textures. Due to the nature of the massive opalescent silica material at many of the exposures, sawn channel sampling is the preferred method of assessing these exposures. Thus during the most recent campaign, samples were collected from narrower zones where extraction was possible without a rock saw and the samples were still deemed to be representative. Based on the tabulated first pass results, a more comprehensive sampling program is recommended and justified. Significant results from samples collected along a 400 m portion of the trend are tabulated below.

Table I – Significant Results from La Tejona Prospecting

Main Structure	Secondary Structure	Chip Sample (Y/N)	Thickness (m)	Au (g/t)	Ag (g/t)

Q346339		Y	0.40	12.70	96
Q346329		Y	0.35	14.60	100
Q346340		Y	0.35	6.31	59
	Q346341*	Y	0.03-0.10	1.57	44
	Q346334	Y	0.08	3.79	-
	Q346333	N	0.35	3.53	52
Q346335		N	0.20	1.84	88
Q346336		N	0.25	1.32	74
Q346337		Y	1.25	0.65	-
Q346338		Y	1.25	1.00	32
	Q346322	Y	0.15	3.77	692
* Compilation of 8 veins collected across 15 m section of old trench

Deep pit soil sampling at the south-western end of the La Tejona Trend in an area referred to as the Florencio Zone identified highly elevated gold values, ranging from 96 ppb to 499 ppb (0.499 g/t gold) and averaging 289 ppb from seven contiguous pits. The pits were excavated at roughly 10 m spacing across a 160 m section interpreted to coincide with the buried southern extension of the central gold-bearing La Tejona structural zone.

The Florencio Zone is situated at a similar elevation to the Caliente Zone 1,600 m to the northeast. Samples of high-level silicification were collected from insitu and locally weathered material approximately 30 m and 180 m along strike to the northeast, respectfully. The nearest exposure to the Florencio Zone was identified in a road cut and consists of 0.45 m of opalescent silica and hematized clay altered andesite within a northerly trending vertical structure. A channel sample across the exposure returned 0.66 g/t Au. Similar material sampled in an earlier program across a 6 m portion of a 15 m wide boulder train 150 m to the northeast, yielded 0.42 g/t Au.

A new discovery was made prospecting east of the La Tejona Trend in an area where no previous work has been documented. The Vaca Blanca Zone is located approximately 800 m east of the central La Tejona Trend and is defined by a series of massive high-level silicification boulder trains approximately 5 to 7 m wide within a low lying field. Smaller zones of crustiform banded quartz material and lesser hematized breccia material are also observed among the boulder trains. One sample of silica-clay altered material with localized hematized breccia and minor dark bands returned 6.31 g/t gold and 58.9 g/t silver.

Diamond Drilling

At the Caliente Zone, previously reported work by the Company identified high-grade gold and silver samples, including 8.9 m of sawn channel sample grading 4.12 g/t gold and 32.8 g/t silver. To test the geological continuity of this zone and ore shoot potential beneath the surface saw channel sampling, the Company completed a seven hole, 663 m diamond drill program. The holes tested an 85 m section of the Caliente Zone to a depth of approximately 100 m vertical.

The Caliente Zone consists of a coherent zone of silicification containing crustiform and coliform banded textures along with extensive multiphase brecciation. Minor banded sulphide is present, comprising galena, sphalerite, pyrite and lesser chalcopyrite. The zone was intercepted as predicted in all holes and its drilled intervals ranged from 7.33 m to 17.09 m (true thicknesses are approximately 70 to 90% of the drilled intervals). Anomalous gold and silver values were detected in all holes; however the target intervals did not pierce ore shoot mineralization associated with the sawn channel sampling. Hole CZDD14-03 intercepted 1.42 m grading 0.5 g/t gold and 25.5 g/t silver from 48 m depth.

The most recent mapping and interpretation of the Caliente Zone shows that it strikes east- northeast and dips moderately to the northwest. This orientation is considerably different than the property wide dominant structural trends of the main La Tejona and La Sarda trends. It is not yet clear what controls define ore shoot geometry within the respective structural trends.

The company is compiling and evaluating the results of this work. The project features a number of compelling targets, a number of which are close to drill ready.

The Yago project covers approximately 22,000 hectares, located in Nayarit State, Mexico. The property is accessed by paved road via Federal Highway 15, which crosses the project. The state capital Tepic is located approximately 50 kilometers south of the project.

Diamond drill core samples were NQ2 diameter. All drill core was measured and logged before mineralized intervals were sawn and sent for analysis. Samples were delivered to ALS Minerals at Guadalajara for sample preparation and all analyses were completed in North Vancouver. Gold values were determined using 50 gram fire assay and other elements were analysed using 51 element ICPMS techniques. Appropriate blanks and standards were selected and inserted into the sample stream in accordance with best practice.

The technical information contained in this press release was prepared by Mr. Marc G. Blythe, P.Eng., the President and CEO of Tarsis Resources Ltd. Mr. Blythe is a Qualified Person as defined by NI 43-101.

About Tarsis Resources

Tarsis is an exploration company following the prospect generator business model. The Company acquires prospective exploration projects by acquisition or through its own grass roots generative exploration, adds value and then vends or options out projects to partners for advancement.

On behalf of the Board,

Marc G. Blythe, P.Eng., MBA.

President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Tarsis Resources Ltd.
Marc G. Blythe, P.Eng., MBA. President and Chief Executive Officer (604) 689-7644 Email: info@tarsis.ca	Mark T. Brown, C.A. Chief Financial Officer (604) 687-3520 Website: www.tarsis.ca

This news release was prepared by Company management, which takes full responsibility for content. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.